June 25, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

     The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrants for the most recent fiscal year. Those individuals are no longer with Arthur Andersen LLP. We have read the first three paragraphs(s) of Item 4 included in the Form 8-K dated June 20, 2002 of Netegrity, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

                                                     Very truly yours,


                                                     /s/Arthur Andersen LLP

                                                     Arthur Andersen LLP

cc:  Ms. Regina Sommer, Chief Financial Officer, Netegrity, Inc.